UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
CUMULUS MEDIA INC.
(Name of the Issuer)

Cumulus Media Inc. Lewis W. Dickey, Jr. John W. Dickey
Cloud Holding Company, LLC
Cloud Acquisition Corporation
Cloud Merger Corporation
MLGPE Fund US Alternative, L.P.
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
231082-10-8
(CUSIP Number of Class of Securities)
Richard S. Denning, Esq.
Vice President, Secretary and General Counsel
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
(404) 344-9551
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)
Copies to:

Mark L. Hanson, Esq.	Franci J. Blassberg, Esq.	Mark Kaufman, Esq.
Jones Day	Stephen R. Hertz, Esq.	Sutherland Asbill & Brennan LLP
1420 Peachtree Street, N.E.	Debevoise & Plimpton LLP	999 Peachtree Street, N.E.
Suite 1400	919 Third Avenue	Atlanta, GA 30309
Atlanta, Georgia 30309	New York , NY 10022	(404) 853-8000
(404) 521-3939	(212) 909-6000
This statement is filed in connection with (check the appropriate box):
☑ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☐ c. A tender offer.
☐ d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation* $471,049,292	Amount of Filing Fee** $14,461
*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) the product of the per share merger consideration of $11.75 and 43,289,712 (which represents the total number of shares of the registrant’s common stock outstanding, less 5,106,383 shares to be delivered by certain of the registrant’s stockholders to the acquiring entity immediately prior to the effective time of the merger and canceled with no merger consideration being paid thereon), plus (b) $9,293,926 expected to be paid in connection with the cancellation of outstanding options, and (c) $13,101,250 expected to be paid in connection with certain to-be-issued shares of the registrant’s common stock (such sum, the “Total Consideration”).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.00003070.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $14,461
Form or registration statement no.: Schedule 14A
Filing Party: Cumulus Media Inc.
Date Filed: September 10, 2007

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by (1) Cumulus Media Inc., a Delaware corporation (“Cumulus” or the “Company”), the issuer of common stock that is subject to the Rule 13e-3 transaction, (2) Lewis W. Dickey, Jr., an individual and Chairman, President and Chief Executive Officer of Cumulus (3) John W. Dickey, an individual, brother of Lewis W. Dickey, Jr., and Executive Vice President and Co-Chief Operating Officer of Cumulus (4) Cloud Holding Company, LLC, a Delaware limited liability company (“Holdings”), (5) Cloud Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Holdings (“Parent”), (6)  Cloud Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and (7) MLGPE Fund US Alternative, L.P., a Delaware limited partnership (the “sponsor” and collectively, the “Filing Persons”), although each Filing Person expressly disclaims any obligation to file this Transaction Statement.
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 23, 2007, by and among the Company, Parent, and Merger Sub, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “merger”). Upon completion of the merger, Cumulus stockholders will receive $11.75 in cash (or $11.75 plus certain additional consideration if the merger is not completed before July 23, 2008), without interest and less any applicable withholding taxes, for each share of the Company’s common stock owned. In addition, upon completion of the merger, each outstanding option to acquire the Company’s common stock shall be entitled to receive in exchange for such option a cash payment equal to the number of shares of the Company’s common stock underlying such option multiplied by the amount (if any) by which $11.75 (or $11.75 plus certain additional consideration if the merger is not completed before July 23, 2008) exceeds the option exercise price, without interest and less any applicable withholding taxes. In addition, unless otherwise agreed between a holder and Parent, each outstanding share of restricted stock that is subject to vesting or other lapse restrictions will vest and become free of restriction and will be canceled and converted into the right to receive $11.75 (or $11.75 plus certain additional consideration if the merger is not completed before July 23, 2008), without interest and less any applicable withholding taxes. Cumulus is required to use its reasonable best efforts to obtain any required consents from holders of outstanding options and take any other actions necessary to give effect to the foregoing and to cause all options, including those with option exercise prices that are less than $11.75 per share, to terminate as of the effective date of the merger. The Investor Group and the Cloud Entities, as well as certain members of their family, will be permitted to invest in the ultimate parent entity of the surviving corporation in the merger.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of a majority of the aggregate voting power of Cumulus Class A Common Stock and Class C Common Stock, voting as a single class, issued and outstanding as of the close of business on the record date relating to the special meeting of stockholders.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.
     Holdings, Parent, Merger Sub and sponsor do not believe they are affiliates of the Company at this time and are filing this Schedule 13E-3 solely in light of precedents they have observed involving similar transactions. The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Cumulus is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Cumulus within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
          “Summary”
          “Questions and Answers about the Special Meeting and the Merger”
Item 2. Subject Company Information
Regulation M-A Item 1002
(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:
Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
(b) Securities. The information set forth in the Proxy Statement under the caption “Important Information About Cumulus — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Important Information About Cumulus — Market Price and Dividend Data” is incorporated herein by reference.
(d) Dividends. The information set forth in the Proxy Statement under the caption “Important Information About Cumulus — Market Price and Dividend Data” is incorporated herein by reference.
(e) Prior Public Offerings. None.
(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Important Information About Cumulus — Transactions in Our Common Stock”
Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary— The Parties to the Merger”
“The Parties to the Merger”
Annex D — Information About Our Transaction Participants
(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary— The Parties to the Merger”
“The Parties to the Merger”
“Important Information About Cumulus”
Annex D — Information About Our Transaction Participants

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement Annex D — Information About the Transaction Participants is incorporated herein by reference.
Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting”
“Special Factors”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary”
“Special Factors —Effects of the Merger on Cumulus”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
“The Merger Agreement — Treatment of Options and Other Awards”
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary— Appraisal Rights”
“The Special Meeting—Appraisal Rights”
“Appraisal Rights”
Annex C — Section 262 of the General Corporation Law of the State of Delaware
(e)	Provisions for Unaffiliated Security Holders.
There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A 1005
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
“Important Information About Cumulus — Transactions in Our Common Stock”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

In addition, pursuant to the Company’s certificate of incorporation and a voting agreement, dated June 30, 1998, entered into by the Company, BA Capital Company, L.P. (“BA Capital”) (through its predecessor entity) and the holders of the Company’s Class C Common Stock (the “Class C Stockholders”), the Class C Stockholders have the right, voting as a single class, to elect one director to our Board (the “Class C Director”), and the Class C Stockholders are obligated to elect a person designated by BA Capital to serve as such director. The Class C Stockholders’ right to elect the Class C Director, and BA Capital’s right to designate the person to serve as that director, continues for so long as BA Capital, together with its affiliates, continues to own at least 50% of the number of shares of our common stock as BA Capital held on June 30, 1998 (the “Applicable Period”). Upon the termination of the Applicable Period, the term of the Class C Director, and the right of the Class C Stockholders to elect the Class C Director, will terminate. Robert H. Sheridan, III has served as BA Capital’s designee since July 1998.

Further, pursuant to a stockholder agreement, dated March 28, 2002, entered into by the Company and Bank of America Capital Investors, L.P. (“BACI”), BACI agreed not to convert its shares of Class B Common Stock into shares of Class C Common Stock, and agreed to vote its shares of Class B Common Stock in accordance with the majority of the other holders of Class B Common Stock on any matter on which the holders of Class B Common Stock may vote. The term of the stockholder agreement will continue until the earlier of (1) the transfer of BACI’s shares of Class B Common Stock to the Company or an unaffiliated third party or (2) March 28, 2022.
Item 6. Purpose of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — The Merger”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors — Purpose and Reasons for the Merger of the Investor Group and the Cloud Entities ”
“Special Factors — Effects of the Merger on Cumulus”
“Special Factors — Plans for Cumulus after the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
“The Merger Agreement — The Merger”
“The Merger Agreement — Treatment of Options and Other Awards”
Annex A — Agreement and Plan of Merger
(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — The Merger”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons for the Merger of the Investor Group and the Cloud Entities ”

“Special Factors — Effects of the Merger on Cumulus”
“Special Factors — Plans for Cumulus after the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — The Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors – Purpose and Reasons for the Merger of the Investor Group and the Cloud Entities ”
“Special Factors — Plans for Cumulus after the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors — Plans for Cumulus after the Merger”
“Special Factors — Effects on Cumulus if the Merger is Not Completed”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — The Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors – Purpose and Reasons for the Merger of the Investor Group and the Cloud Entities ”
“Special Factors — Plans for Cumulus after the Merger”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary— The Merger”
“Special Factors — Background of the Merger”
“Special Factors — Effects of the Merger on Cumulus”
“Special Factors — Plans for Cumulus after the Merger”
“Special Factors — Effects on Cumulus if the Merger is Not Completed”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Item 8. Fairness of the Transaction
Regulation M-A 1014
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — The Special Committee and its Recommendation”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors – Position of the Investor Group and the Cloud Entities as to Fairness”
(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — The Special Committee and its Recommendation”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors — Opinion of the Special Committee’s Financial Advisor”
“Special Factors — Position of the Investor Group and the Cloud Entities as to Fairness”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
Annex B — Opinion of Credit Suisse Securities (USA) LLC
(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
“The Merger Agreement”
(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — The Special Committee and its Recommendation”
“Summary— Board Recommendation”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
(f)	Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — Opinion of the Special Committee’s Financial Advisor”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”

“Special Factors —Plans for Cumulus after the Merger”
“Special Factors — Opinion of the Special Committee’s Financial Advisor”
“The Merger Agreement — Representations and Warranties”
“Important Information About Cumulus — Projected Financial Information”
Annex B — Opinion of Credit Suisse Securities (USA) LLC
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — Opinion of the Special Committee’s Financial Advisor”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors — Opinion of the Special Committee’s Financial Advisor”
“The Merger Agreement — Representations and Warranties”
Annex B — Opinion of Credit Suisse Securities (USA) LLC
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — Sources of Financing”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Effects on Cumulus if the Merger is Not Completed”
“Special Factors — Financing of the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — Termination Fees”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement — Termination Fees”
Annex A — Agreement and Plan of Merger
(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Sources of Financing”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
Annex A — Agreement and Plan of Merger
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — Interests of Our Directors and Executive Officers in the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
“Important Information About Cumulus — Security Ownership of Certain Beneficial Owners and Management”
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About Cumulus — Security Ownership of Certain Beneficial Owners and Management”
“Important Information About Cumulus — Transactions in Our Common Stock”
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — Share Ownership of Directors and Executive Officers”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors — Purpose and Reasons for the Merger of the Investor Group and the Cloud Entities ”
“Special Factors — Plans for Cumulus after the Merger”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary — Board Recommendation”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors — Purpose and Reasons for the Merger of the Investor Group and the Cloud Entities ”
“Special Factors — Plans for Cumulus after the Merger”
Item 13. Financial Information
Regulation M-A Item 1010
(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Cumulus — Selected Historical Financial Information”
“Important Information About Cumulus — Ratio of Earnings to Fixed Charges”
“Important Information About Cumulus — Book Value Per Share”
“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting— Solicitation of Proxies”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors ”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
“Special Factors — Fees and Expenses of the Merger”
(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors ”
“Special Factors — Interests of Our Directors and Executive Officers in the Merger”
Item 15. Additional Information
Regulation M-A Item 1011
(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016

Exhibit
No.	Description
(a)(1)	Preliminary Proxy Statement of Cumulus Media Inc. (incorporated by reference to the Preliminary Proxy Statement of
Cumulus Media Inc. filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2007.

(a)(2)	Press release, dated July 23, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on July 23, 2007).*

(b)(1)	Debt Commitment Letter, dated July 23, 2007, from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.13 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors, dated July 23, 2007 (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Materials, dated July 23, 2007, of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors.*

(c)(3)	Materials, dated July 22, 2007, of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors.*

Exhibit
No.	Description
(c)(4)	Materials, dated July 21, 2007, of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors.*

(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2007, by and among Cloud Acquisition Corporation, Cloud Merger Corporation and the Company (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Equity Rollover Commitment Letter, dated July 23, 2007 between Lewis W. Dickey, Jr. and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.5 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(3)	Equity Rollover Commitment Letter, dated July 23, 2007 between John W. Dickey and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.6 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(4)	Equity Rollover Commitment Letter, dated July 23, 2007 between Michael W. Dickey and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.7 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(5)	Equity Rollover Commitment Letter, dated July 23, 2007 between David W. Dickey and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.8 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(6)	Equity Rollover Commitment Letter, dated July 23, 2007 between Lewis W. Dickey, Sr. and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.9 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(7)	Cooperation Agreement, dated July 23, 2007, between Lewis W. Dickey, Jr. and the Company (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K, filed with the SEC July 23, 2007).*

(d)(8)	Voting Agreement, dated July 23, 2007, by and among Cloud Acquisition Corporation, the Company, Lewis W. Dickey, Jr., John W. Dickey, Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 2.3 of the Company’s current report on Form 8-K, filed with the SEC on July 23, 2007).*

(d)(9)	Voting Agreement, dated June 30, 1998, by and among BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., the Company and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Company’s Form 10-Q for the period ended September 30, 2001).*

(d)(10)	Shareholder Agreement, dated as of March 28, 2002, by and between the Company and Banc of America Capital Investors SBIC, L.P. (incorporated by reference to Exhibit (d)(3) of the Company’s Schedule TO, filed with the SEC on May 17, 2006).*

(d)(11)	Voting Agreement, dated July 23, 2007, by and among the Company, BA Capital Company, L.P. and Banc of America Capital Investors SBIC, L.P. (incorporated by reference to Exhibit 2.4 to the Company’s Form 8-K, filed with the SEC July 23, 2007).*

(d)(12)	Limited Guarantee, dated July 23, 2007, from ML IBK Positions, Inc. (incorporated by reference to Exhibit 99.15 of Amendment 4 to the Schedule 13D, filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated with the SEC on July 30, 2007).*

(d)(13)	Interim Investors Agreement, dated July 27, 2007, to be effective as of July 23, 2007, by and among Cloud Holding Company, LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P. and the Rollover Investors named therein (incorporated by reference to Exhibit 99.16 of Amendment 4 to the Schedule 13 D, filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated with the SEC on July 30, 2007).*

(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*   Previously filed on September 10, 2007

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2007

CUMULUS MEDIA INC.

By:	/s/ Lewis W. Dickey, Jr.
Name:	Lewis W. Dickey, Jr.
Title:	Chairman, President and Chief Executive Officer

LEWIS W. DICKEY, JR.

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.

JOHN W. DICKEY

/s/ John W. Dickey

John W. Dickey

CLOUD HOLDING COMPANY, LLC

By:	/s/ Lewis W. Dickey, Jr.
Name:	Lewis W. Dickey, Jr.
Title:	Chairman, President and Chief Executive Officer

CLOUD ACQUISITION CORPORATION

By:	/s/ Lewis W. Dickey, Jr.
Name:	Lewis W. Dickey, Jr.
Title:	Chairman, President and Chief Executive Officer

CLOUD MERGER CORPORATION

By:	/s/ Lewis W. Dickey, Jr.
Name:	Lewis W. Dickey, Jr.
Title:	Chairman, President and Chief Executive Officer

MLGPE FUND US ALTERNATIVE, L.P.

By:	MLGPE Delaware LLC, its General Partner

By:	/s/ Robert F. End
Name:	Robert F. End
Title:	Managing Member

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)	Preliminary Proxy Statement of Cumulus Media Inc. (incorporated by reference to the Preliminary Proxy Statement of
Cumulus Media Inc. filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2007.

(a)(2)	Press release, dated July 23, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on July 23, 2007).*

(b)(1)	Debt Commitment Letter, dated July 23, 2007, from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.13 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors, dated July 23, 2007 (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Materials, dated July 23, 2007, of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors.*

(c)(3)	Materials, dated July 22, 2007, of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors.*

(c)(4)	Materials, dated July 21, 2007, of Credit Suisse Securities (USA) LLC to the Special Committee of the Company’s Board of Directors.*

(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2007, by and among Cloud Acquisition Corporation, Cloud Merger Corporation and the Company (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Equity Rollover Commitment Letter, dated July 23, 2007 between Lewis W. Dickey, Jr. and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.5 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(3)	Equity Rollover Commitment Letter, dated July 23, 2007 between John W. Dickey and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.6 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(4)	Equity Rollover Commitment Letter, dated July 23, 2007 between Michael W. Dickey and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.7 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(5)	Equity Rollover Commitment Letter, dated July 23, 2007 between David W. Dickey and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.8 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(6)	Equity Rollover Commitment Letter, dated July 23, 2007 between Lewis W. Dickey, Sr. and Cloud Acquisition Corporation (incorporated by reference to Exhibit 99.9 of Amendment 4 to the Schedule 13D, filed by Lewis W. Dickey, Jr. with the SEC on July 23, 2007).*

(d)(7)	Cooperation Agreement, dated July 23, 2007, between Lewis W. Dickey, Jr. and the Company (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K, filed with the SEC July 23, 2007).*

(d)(8)	Voting Agreement, dated July 23, 2007, by and among Cloud Acquisition Corporation, the Company, Lewis W. Dickey, Jr., John W. Dickey, Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 2.3 of the Company’s current report on Form 8-K, filed with the SEC on July 23, 2007).*

(d)(9)	Voting Agreement, dated June 30, 1998, by and among BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., the Company and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Company’s Form 10-Q for the period ended September 30, 2001).*

(d)(10)	Shareholder Agreement, dated as of March 28, 2002, by and between the Company and Banc of America Capital Investors SBIC, L.P. (incorporated by reference to Exhibit (d)(3) of the Company’s Schedule TO, filed with the SEC on May 17, 2006).*

(d)(11)	Voting Agreement, dated July 23, 2007, by and among the Company, BA Capital Company, L.P. and Banc of America Capital Investors SBIC, L.P. (incorporated by reference to Exhibit 2.4 to the Company’s Form 8-K, filed with the SEC July 23, 2007).*

Exhibit
No.	Description
(d)(12)	Limited Guarantee, dated July 23, 2007, from ML IBK Positions, Inc. (incorporated by reference to Exhibit 99.15 of Amendment 4 to the Schedule 13D, filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated with the SEC on July 30, 2007).*

(d)(13)	Interim Investors Agreement, dated July 27, 2007, to be effective as of July 23, 2007, by and among Cloud Holding Company, LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P. and the Rollover Investors named therein (incorporated by reference to Exhibit 99.16 of Amendment 4 to the Schedule 13 D, filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated with the SEC on July 30, 2007).*

(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*   Previously filed on September 10, 2007